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                                                                                                             EXHIBIT 12
                                                   APPALACHIAN POWER COMPANY
                                Computation of Consolidated Ratio of Earnings to Fixed Charges
                                      and Preferred Stock Dividend Requirements Combined
                                               (in thousands except ratio data)
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                                                                                                                 Twelve
                                                                                                                 Months
                                                                                                                 Ended
                                                                        Year Ended December 31,                 March 31,
                                                             1989      1990      1991      1992       1993         1994
Fixed Charges:
  Interest on First Mortgage Bonds. . . . . . . . . . . . $ 69,236  $ 66,403  $ 72,800   $ 84,177   $ 80,472    $ 79,892
  Interest on Other Long-term Debt. . . . . . . . . . . .   19,520    19,637    18,282     17,986     16,846      16,715
  Interest on Short-term Debt . . . . . . . . . . . . . .      802     1,633     3,089      1,792      1,615       1,281
  Miscellaneous Interest Charges. . . . . . . . . . . . .    1,843     1,999     3,011      2,617      2,954       3,583
  Estimated Interest Element in Lease Rentals . . . . . .    4,600     5,300     5,700      6,700      7,900       7,900
       Total Fixed Charges. . . . . . . . . . . . . . . .   96,001    94,972   102,882    113,272    109,787     109,371

Preferred Stock Dividend Requirements (a) . . . . . . . .   21,748    20,271    18,677     22,531     24,284      23,462

       Total Fixed Charges and Preferred
         Stock Dividend Requirements Combined . . . . . . $117,749  $115,243  $121,559   $135,803   $134,071    $132,833

Earnings:
  Net Income. . . . . . . . . . . . . . . . . . . . . . . $156,347  $107,988  $140,419   $131,419   $125,132    $116,110
  Plus Federal Income Taxes . . . . . . . . . . . . . . .   66,841    41,194    47,227     46,017     51,681      48,069
  Plus State Income Taxes . . . . . . . . . . . . . . . .   10,833     5,878     3,650      2,649      8,887       9,195
  Plus Fixed Charges (as above) . . . . . . . . . . . . .   96,001    94,972   102,882    113,272    109,787     109,371
       Total Earnings . . . . . . . . . . . . . . . . . . $330,022  $250,032  $294,178   $293,357   $295,487    $282,745

  Ratio of Earnings to Fixed Charges and Preferred
    Stock Dividend Requirements . . . . . . . . . . . . .     2.80      2.16      2.42       2.16       2.20        2.12



(a)    Represents preferred stock dividend requirements less the effect of preferred stock dividend deduction for federal income tax purposes ($556,000 in each period 1989 through 1992 and $540,000 for the 1993 and 1994 periods) multiplied by the ratio  of earnings before income taxes to  net income with the preferred stock dividend deduction added to the result of the calculation.

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